CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our report dated June 20, 2009 and June 29, 2010 as to Note 2(q) relating to the consolidated financial statements as of March 31, 2009 and for each of the two years in the period ended March 31, 2009 of Highway Holdings Limited and its subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the retrospective adjustments for the adoption of new accounting standards related to the presentation and disclosure requirements for non-controlling interests), appearing in the annual report on Form 20-F of the Company for the year ended March 31, 2010, and to the reference to us under the heading "Experts" in such Registration Statement.

Deloitte Touche Tohmatsu
Hong Kong
August 16, 2010